February 14, 2019

TSX: SAM

STARCORE ANNOUNCES

3rd Quarter Production Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) announces production results for the third quarter of fiscal 2019, ended January 31, 2019, at its San Martin Mine (“San Martin”) in Queretaro, Mexico.

San Martin Production	Q3 2019	Q2 2019	Q/Q Change	YTD 2019	YTD 2018	Y/Y Change
Ore Milled(Tonnes)	71,058	81,419	-15%	229,900	197,743	16%
Gold Equivalent Ounces	3,982	4,050	-2%	12,300	8,966	37%
Gold Grade (Grams/Tonne)	1.8	1.4	23%	1.57	1.58	-1%
Silver Grade(Grams/Tonne)	33.17	43.49	-31%	42.12	14.21	196%
Gold Recovery (%)	84.2	86.9	-3%	86.32	83.37	4%
Silver Recovery (%)	59.96	58.7	2%	59.34	52.68	13%
Gold:Silver Ratio	83.74:1	82.43:1		81.64	75.43

Salvador Garcia, P. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101 and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

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FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone: (604) 602-4935
Toll Free: 1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.